January 25, 2013

Via Email and EDGAR

John P. Nolan
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Simmons First National Corporation Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 7, 2012 Response Dated December 26, 2012 File No. 000-06253

Dear Mr. Nolan:

We are in receipt of your letter dated January 8, 2013, wherein you make an additional comment, following our most recent response letter dated December 26, 2012, to the Form 10-K for the fiscal year ended December 31, 2011, filed by Simmons First National Corporation (“Simmons” or the “Company”) on March 7, 2012.  For your convenience, we have restated the comment in its entirety with the Company’s response following immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Consolidated Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

Note 1:  Nature of Operations and Summary of Significant Accounting Policies
Allowance for Loan Losses, page 67

1.
We note your response to comment 1 from our letter dated December 10, 2012. It appears from your response that you attribute material portions of the unallocated allowance for loan losses to specific loan classes - specifically agriculture loans, the credit card portfolio, and commercial real estate. Please tell us the following:

•
How you have adjusted your models for loans collectively measured for impairment regarding the specific loan classes discussed (agriculture loans, credit card portfolio, commercial real estate) given the factors discussed in your response and the inherent probable losses in these portfolios; and

•
How you have considered allocating the unallocated allowance for loan losses to these specific loan classes (agriculture loans, credit card portfolio, commercial real estate) in the periods presented given that you indicate that the probable losses are related primarily to these loan classes.

P.O. BOX 7009    501 MAIN STREET     PINE BLUFF, ARKANSAS 71611-7009   (870) 541-1000       www.simmonsfirst.com

Securities and Exchange Commission
Division of Corporate Finance
January 25, 2013

Simmons Response:

Historically, we have measured the appropriateness of the allowance for loan losses in its entirety using (a)ASC 450-20-25-2 which include quantitative (historical loss rates) and qualitative factors (management adjustment factors) such as (1) lending policies and procedures, (2) economic outlook and business conditions, (3) level and trend in delinquencies, (4) concentrations of credit and (5) external factors and competition; which are combined with the historical loss rates to create the baseline factors that are allocated to the various loan categories; (b) specific allocations on impaired loans in accordance with ASC 310-10-35; and (c) the unallocated amount.

The unallocated amount is evaluated on the loan portfolio in its entirety and is based on additional factors, such as (1) trends in volume, maturity and composition, (2) national, state and local economic trends and conditions, (3) the experience, ability and depth of lending management and staff and (4) other factors and trends that will affect specific loans and categories of loans, such as a heightened risk in agriculture, credit card and commercial real estate loan portfolios, as we discussed in detail in our response letter dated December 26, 2012.

We believe our overall allowance for loan losses is appropriate. However, in future filings, beginning with the year ended December 31, 2012, we will evaluate the criteria previously applied to the entire loan portfolio, and used to calculate the unallocated portion of the allowance, and apply those criteria to each specific loan category. For example, the impact of national, state and local economic trends and conditions will be evaluated by and allocated to specific loan categories. Based on the inherent risk in our agriculture, credit card and commercial real estate loan portfolios, we expect a significant portion of the unallocated amount will be allocated to these categories. In our 2012 Form 10-K, we will discuss changes to our accounting policies and methodologies from the prior period and our rationale for the change, in accordance with ASC 310-10-50-11B.a.3, in the footnotes to the financial statements and in the Critical Accounting Policies and Allowance for Loan Loss sections of the Management Discussion and Analysis. Based on our preliminary analysis of December 31, 2012 data, the refined allowance calculation will not materially change our total allowance for loan losses.

In light of the Staff’s comment, we considered allocating the unallocated allowance for loan losses to specific loan categories, such as the agriculture, credit card and commercial real estate loan portfolios, in the periods presented. However, as previously stated, we do not believe the refined allowance calculation will materially change the total allowance for loan losses for 2011. Even though our analysis related to the unallocated portion of the allowance for 2011 was based on the allowance in its entirety and was not allocated among the specific loan categories, we believe our allowance fairly represents the inherent losses embedded in the loan portfolio. Although our MD&A and footnote discussion could have been expanded regarding our unallocated allowance, we believe the financial statements contained adequate information for the readers to understand our allowance methodology. Therefore, we do not believe that amending our previous information would be beneficial.

Please direct any questions or additional comments regarding the Form 10-K and this letter to the undersigned at (501) 558-3141.

Sincerely,

/s/ Robert A. Fehlman
Robert A. Fehlman Senior Executive Vice President, Treasurer and Chief Financial Officer

Securities and Exchange Commission
Division of Corporate Finance
January 25, 2013

cc:
David Irving
SEC Division of Corporation Finance

Michael R. Clampitt
SEC Division of Corporation Finance

Michael F. Johnson
SEC Division of Corporation Finance

J. Thomas May, Chairman and CEO
Simmons First National Corporation

W. Scott McGeorge, Chairman of the Audit Committee
Simmons First National Corporation

W. Ryan Underwood
BKD, LLP

Patrick A. Burrow
Quattlebaum, Grooms, Tull & Burrow PLLC